Unbridled Energy Corporation

NEWS RELEASE

Unbridled Energy Announces Update on Arrangement Transaction

with Altima Resources Ltd. and Amendment to Forbearance Agreement

January 12, 2010 - Vancouver, BC – Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (the “Company”) announces the following in connection with the proposed arrangement (the “Arrangement”) with Altima Resources Ltd. (“Altima”):

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the Board of Directors of the Company has received an independent fairness opinion regarding the Arrangement from Stephen W. Semeniuk, CFA;

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the Supreme Court of British Columbia has approved the holding by the Company of a Special Meeting of its shareholders to consider and, if deemed advisable, pass a special resolution approving the Arrangement;

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the TSX Venture Exchange has conditionally accepted the Combination Agreement dated November 19, 2009 between the Company and Altima, subject to confirmation of necessary shareholder approval and final court approval;

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the Special Meeting of the Company is scheduled to be held on February 5, 2010 to request shareholder approval to the Arrangement; and

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an Information Circular for the Special Meeting of the Company was mailed to the shareholders of the Company on January 11, 2010.

Copies of the above-described Information Circular, including a copy of the fairness opinion, are available for review on SEDAR (www.sedar.com) and the Company’s website (www.unbridledenergy.com).

The Company also announces they have signed an Amendment to the Forbearance Agreement with Huntington National Bank (“Bank”).  The Bank has agreed to extend the maturity date of the Company’s outstanding bank loan from January 15, 2010 to February 15, 2010, and to forbear from taking any further action to collect the bank loan until at least February 15, 2010.

UNBRIDLED ENERGY CORPORATION

J. Michael Scureman

Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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